                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-2682
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 23, 1996)

                                  $150,000,000

                 TRAVELERS/AETNA PROPERTY CASUALTY CORP.
                                               [LOGO]
                $150,000,000 6 3/4% NOTES DUE NOVEMBER 15, 2006
                                  ------------

    Travelers/Aetna Property Casualty Corp. ("TAP") is offering $150,000,000 aggregate principal amount of its 6 3/4% Notes due November 15, 2006 (the "Notes"). Interest on the Notes is payable semiannually on May 15 and November 15 of each year, commencing May 15, 1997. The Notes may not be redeemed prior to maturity. See "Description of Notes."

    The Notes will be issued in fully registered form in denominations of $1,000 or integral multiples thereof. The Notes will be initially represented by one or more global notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Description of Notes--Book-Entry Notes."

    Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of DTC and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. All payments of principal and interest will be made by TAP in immediately available funds. See "Description of Notes--Same-Day Settlement and Payment."

    SEE "RISK FACTORS" BEGINNING ON PAGE 13 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.

                                  ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  UNDERWRITING
                                                PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                               PUBLIC(1)         COMMISSIONS(2)      COMPANY(1)(3)
Per Note                                        99.827%              .314%              99.513%
Total                                         $149,740,500          $471,000          $149,269,500

(1) Plus accrued interest, if any, from November 15, 1996 to the date of delivery.

(2) For information regarding indemnification of the Underwriters, see "Underwriting."

(3) Before deducting expenses payable by the Company estimated to be $75,000.

                                  ------------

    The Notes are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Notes in book-entry form will be made through the facilities of DTC on or about November 15, 1996.

                                  ------------

     SMITH BARNEY INC.                                            UBS SECURITIES

November 12, 1996

    Following the initial distribution of the Notes, Smith Barney Inc. ("Smith Barney"), an indirect wholly owned subsidiary of Travelers Group Inc. ("Travelers Group") and an affiliate of TAP, may offer and sell previously issued Notes in the course of its business as a broker-dealer. This Prospectus Supplement, together with an appropriate Prospectus, may be used by Smith Barney in connection with offers and sales of an indeterminate amount of Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Smith Barney may act as principal or agent in such transactions.

                                ----------------

    FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

    The following information is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus. Travelers/Aetna Property Casualty Corp., a Delaware corporation ("TAP"), was formed in January 1996 to hold the property and casualty insurance subsidiaries of The Travelers Insurance Group Inc. ("TIGI"), an indirect wholly owned subsidiary of Travelers Group Inc. The information contained in this Prospectus Supplement and the accompanying Prospectus gives effect to the April 2, 1996 acquisition (the "Acquisition") by TAP of the domestic property and casualty insurance subsidiaries of Aetna Life and Casualty Company ("Aetna") and to the other Transactions described under "Recent History." TAP is a holding company and has no direct operations. TAP's principal asset is the capital stock of its insurance subsidiaries. As used in this Prospectus Supplement and the accompanying Prospectus, unless the context otherwise requires, "Travelers P&C" refers to The Travelers Indemnity Company ("Travelers Indemnity") and its subsidiaries; "Aetna P&C" refers to The Aetna Casualty and Surety Company ("Aetna Casualty") and The Standard Fire Insurance Company ("Standard Fire") and their subsidiaries; and the "Company" means, subsequent to the Acquisition, TAP together with its consolidated subsidiaries (comprised of Travelers P&C and Aetna P&C), and, prior to the Acquisition, the combined business of Travelers P&C and Aetna P&C operating as wholly owned subsidiaries of TIGI and Aetna, respectively. Consolidated financial statements presented in the accompanying Prospectus for TAP for periods prior to the Acquisition consist of financial statements for Travelers Indemnity and its subsidiaries. Statistical data provided in this Prospectus Supplement and the accompanying Prospectus for the "Company" for all periods prior to the Acquisition is based on combined data for Travelers P&C and Aetna P&C. See "Glossary of Selected Insurance Terms" in the accompanying Prospectus for the definitions of certain insurance-related terms.

    Unless otherwise indicated, financial information and operating statistics applicable to the Company set forth in this Prospectus Supplement and the accompanying Prospectus are based on United States generally accepted accounting principles ("GAAP") and not statutory accounting practices. In conformity with industry practice, data derived from A.M. Best Company, Inc. ("A.M. Best") and the National Association of Insurance Commissioners ("NAIC") sources, generally used herein for industry comparisons, are based on statutory accounting practices.

                                  THE COMPANY

    The Company is the fourth largest property and casualty insurance company in the United States, based on 1995 direct written premiums published by A.M. Best, after giving effect to the Acquisition and recent industry consolidation. The Company provides a wide range of commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals. Commercial coverages and personal coverages accounted for 76% and 24%, respectively, of the Company's combined net written premiums in 1995 of $10.5 billion (including premium equivalents for Travelers P&C).

    On April 2, 1996, TAP acquired the domestic property and casualty insurance subsidiaries of Aetna. The Company believes that the businesses of Aetna P&C and Travelers P&C provide complementary product offerings and distribution systems. The Company believes that it can effectively integrate these businesses, which will enable it to capitalize on the strengths of Travelers P&C and Aetna P&C and to create a stronger leadership position in the property and casualty insurance industry. The Company further believes that it has the following competitive advantages: (i) brand names that are among the most broadly recognized in the industry; (ii) a management team selected from the most qualified professionals, primarily at Travelers P&C and Aetna P&C, including certain senior managers who have worked together for several years at Travelers P&C and have achieved significant increases in profitability at Travelers P&C through cost reductions, effective underwriting and pricing practices and catastrophe exposure management policies; (iii) nationally leading market shares in several important commercial and personal product lines; and (iv) a strong financial position.

    The Company is the third largest writer of commercial lines insurance in the United States based on 1995 direct written premiums published by A.M. Best, after giving effect to the Acquisition and recent industry consolidation. The Company's commercial lines ("Commercial Lines") offers a broad array of property and casualty insurance and insurance-related services. The Company distributes its commercial products through approximately 6,000 brokers and independent agencies located throughout the United States. The commercial coverages marketed by the Company include workers' compensation, general liability (including product liability), multiple peril, commercial automobile, property (including fire and allied lines), fidelity and surety and several other miscellaneous coverages. The Company underwrites specialty coverages including general liability for selected product liability risks, medical malpractice, umbrella and excess liability coverage, directors and officers liability insurance, errors and omissions insurance, fidelity and surety and fiduciary liability insurance and other professional liability insurance. In addition, the Company offers various risk management services, generally including claims settlement, loss control and engineering services, to businesses that choose to self-insure certain exposures, to states and insurance carriers that participate in state involuntary workers' compensation pools and to employers seeking to manage workers' compensation medical and disability costs. In 1995, Commercial Lines generated combined net written premiums of approximately $5.1 billion and, for Travelers P&C, premium equivalents of $2.8 billion. See "Business--Commercial Lines" in the accompanying Prospectus.

    The Company is the largest writer of personal lines insurance through independent agents and the seventh largest writer of personal lines insurance overall in the United States based on 1995 direct written premiums published by A.M. Best, after giving effect to the Acquisition and recent industry consolidation. The Company's personal lines ("Personal Lines") primarily offers personal automobile and homeowners insurance. The Company distributes its Personal Lines products through approximately 5,500 independent agents located throughout the United States. The Company is pursuing a number of initiatives to broaden its distribution of Personal Lines products, including developing special products for affinity groups, employee groups and other sponsoring organizations and establishing co-marketing arrangements with other insurers. Travelers P&C has recently begun marketing personal automobile and homeowners insurance through the independent agents of Primerica Financial Services ("PFS"), an affiliate of the Company. This program was established in 28 states as of June 30, 1996, and is expected to reach approximately 75% of all states by the end of 1996. PFS agents are currently selling approximately 3,500 new automobile and homeowners policies each month. In 1995, Personal Lines generated combined net written premiums of approximately $2.5 billion. See "Business--Personal Lines" in the accompanying Prospectus.

                              -------------------

    The Company's executive offices are located at One Tower Square, Hartford, Connecticut 06183 and its telephone number is (860) 277-0111.

                                  THE OFFERING

Securities Offered...........  $150 million aggregate principal amount of 6 3/4% Notes due November
                               15, 2006.
Interest Payments............  Interest on the Notes is payable semiannually in cash on May 15 and
                               November 15 of each year, commencing May 15, 1997.
Maturity Date................  November 15, 2006
Ranking......................  The Notes will constitute unsecured senior indebtedness of TAP, ranking pari passu with TAP's obligations under all other
                               unsubordinated unsecured indebtedness, including borrowings under the
                               Credit Agreement (as defined), and senior in right of payment to all existing and future subordinated indebtedness of TAP. At September 30,
                               1996, TAP had outstanding $1.288 billion of unsecured senior indebtedness. At November 12, 1996, TAP has no indebtedness outstanding that ranks senior to the indebtedness to be evidenced by the Notes nor does it have outstanding any borrowings under the Credit
                               Agreement. Because the assets of its subsidiaries constitute effectively all of the assets of TAP, and because the subsidiaries do not guarantee payment of principal of and interest on the Notes, claims of holders of Notes effectively will be subordinated to the claims of creditors of such subsidiaries. At September 30, 1996, TAP's subsidiaries had on a combined basis $35 million of indebtedness and
                               $42.573 billion of total liabilities, excluding indebtedness.
Covenants....................  The Indenture contains covenants that, among other things, limit the ability of TAP and its subsidiaries to incur indebtedness secured by voting stock of its subsidiaries and limit TAP's ability to engage in mergers, consolidations and sales of substantially all of its assets.
                               See "Description of Securities-- Covenants" in the accompanying
                               Prospectus.
Use of Proceeds..............  The proceeds from the sale of the Notes offered hereby will be used by
                               TAP for general corporate purposes. See "Use of Proceeds."

                                  RISK FACTORS

    Prospective investors should consider carefully, in addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, the matters set forth under the caption "Risk Factors" in the accompanying Prospectus before purchasing the Notes offered hereby.

                                 RECENT HISTORY

    On or before April 2, 1996, the following transactions took place (all of the transactions described herein under "--The Capitalization of TAP and the Acquisition" and "--The Financing of the Acquisition" are collectively referred to as the "Transactions"):

  The Capitalization of TAP and the Acquisition

       . TIGI contributed all the outstanding shares of common stock of Travelers Indemnity to TAP.

       . TAP filed a restated certificate of incorporation and effected a recapitalization as a result of which TIGI's shares of TAP common stock were converted into shares of Class B Common Stock and the authorized capital of TAP was changed as is described under "Description of Capital Stock" in the accompanying Prospectus.

       . TAP acquired all of the outstanding shares of common stock of Aetna
         Casualty and Standard Fire for a purchase price of approximately $4.16 billion in cash. As a result, TAP owns directly 100% of the common stock of Aetna Casualty and Standard Fire. Obligations under insurance policies in effect at the time of the consummation of the Transactions were not affected as a result of the Transactions.

       . TIGI contributed approximately $1.1 billion to TAP.

  The Financing of the Acquisition

    The $4.16 billion purchase price for the Acquisition including transaction costs, plus capital contributions totalling $710 million to Aetna P&C, were funded as follows:

       . $1.1 billion from the purchase of Class B Common Stock by TIGI.

       . $540 million from the purchase of shares of Series Z Preferred Stock by Travelers Group.

       . $525 million from the purchase of 33,000,515 shares of Class A Common
         Stock by the Private Investors (as described under "Certain Transactions--Private Investors" in the accompanying Prospectus).

       . $2.65 billion from borrowings by TAP under the Credit Agreement dated as of March 15, 1996 among TAP and a syndicate of banks for which Citibank, N.A. is acting as administrative agent (the "Credit Agreement").

       . $18 million from the settlement of receivables from Aetna.

  The Permanent Financing

       . TAP issued commercial paper of which $631 million was outstanding on June 30, 1996 (the "Commercial Paper Offering").

       . TAP issued 35,435,740 shares of its Class A Common Stock (the "Equity
         Offering"), and an additional 3,543,574 shares of its Class A Common Stock pursuant to the exercise of an over-allotment option, in an initial public offering for aggregate net proceeds of approximately $926 million.

       . TAP issued $200 million of 7 3/4% Notes due April 15, 2026 and $500 million of 6 3/4% Notes due April 15, 2001 in a public offering (the "Debt Offering").

       . TAP issued approximately $825 million of 8.08% Junior Subordinated
         Deferrable Interest Debentures to a subsidiary trust which in turn issued $800 million of preferred securities in a public offering (the "First Trust Preferred Securities Offering") and $103 million of 8% Junior Subordinated Deferrable Interest Debentures to a second subsidiary trust which in turn issued $100 million of preferred securities in a public offering (together with the First Trust Preferred Securities Offering, the "Trust Preferred Securities Offerings").

    All of the net proceeds from the Commercial Paper Offering, the Equity Offering, the Debt Offering and the Trust Preferred Securities Offerings were used to repay in full the borrowings under the Credit Agreement and to redeem in full the Series Z Preferred Stock. TAP elected to reduce the amounts available to be borrowed under the Credit Agreement to $600 million.

    See "Certain Transactions," "Description of Capital Stock" and "Certain Indebtedness" in the accompanying Prospectus for a more detailed description of certain of the financing transactions described above.

                                USE OF PROCEEDS

    The proceeds from the sale of the Notes offered hereby will be used by TAP for general corporate purposes, which may include capital contributions to subsidiaries of TAP and/or the reduction or refinancing of borrowings of TAP or its subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the years indicated. For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of interest expense and income from continuing operations before Federal income taxes and fixed charges. "Fixed charges" consist of interest expense and an imputed interest component of rental expense. There was no interest expense for the years 1991 through 1995.

                                                NINE MONTHS
                                                   ENDED                    YEAR ENDED DECEMBER 31,
                                               SEPTEMBER 30,       -----------------------------------------
                                                    1996           1995      1994     1993     1992     1991
                                              ----------------     -----     ----     ----     ----     ----
Ratio of earnings to fixed charges........          2.11           17.53     7.56     5.29      N/A(a)  7.68

------------

(a) For the year ended December 31, 1992, TAP's earnings were not sufficient to cover fixed charges by $354 million.

                                 CAPITALIZATION

    The following table sets forth the capitalization of TAP at September 30, 1996 and as adjusted to give effect to the issuance and sale of the Notes, the issuance and sale of additional long-term debt of TAP after September 30, 1996 through the date hereof, and the application of the proceeds from each of these transactions to the repayment of short-term borrowings, as if such transactions had occurred on September 30, 1996.

                                                                                    AT SEPTEMBER 30, 1996
                                                                                  --------------------------
                                                                                  OUTSTANDING    AS ADJUSTED
                                                                                  -----------    -----------
                                                                                    (DOLLARS IN MILLIONS)
Long-term Debt.................................................................     $   900        $ 1,250
Commercial Paper...............................................................         388             38
                                                                                  -----------    -----------
    Total debt.................................................................       1,288          1,288
                                                                                  -----------    -----------

TAP-Obligated Mandatorily Redeemable
Preferred Securities of Subsidiary
Trusts holding solely Junior
Subordinated Debt Securities...................................................         900            900

Stockholders' equity:
  Common Stock:
    Class A, $.01 par value, 700 million shares authorized,
      71,979,829 shares issued.................................................           1              1
    Class B, $.01 par value, 700 million shares authorized,
      328,020,170 shares issued and outstanding................................           3              3
Additional paid-in capital.....................................................       5,455          5,455
Retained earnings..............................................................         518            518
Treasury Stock, at cost (57,400 shares)........................................          (2)            (2)
Unrealized investment gains, net of taxes......................................          73             73
                                                                                  -----------    -----------
    Total stockholders' equity.................................................       6,048          6,048
                                                                                  -----------    -----------
    Total capitalization.......................................................     $ 8,236        $ 8,236
                                                                                  -----------    -----------
                                                                                  -----------    -----------

                              DESCRIPTION OF NOTES

    The following description of the terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Securities") supplements the description of the general terms of Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference thereto and to the Indenture referred to therein.

    The Notes will be issued under the Indenture described in the accompanying prospectus dated as of April 19, 1996 (the "Indenture"), between TAP and Citibank, N.A. as Trustee (the "Trustee"). The Notes will be limited to $150 million in aggregate principal amount. As a result of the offering of the Notes, as of November 12, 1996, $750 million aggregate principal amount of debt securities remains currently available to be offered by TAP under the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Notes will be issued in the form of one or more global notes (each, a "Book-Entry Note") registered in the name of DTC or its nominee, as described below. The Notes will bear interest from November 15, 1996, at the annual rate set forth on the cover page of this Prospectus Supplement. The Notes will mature on November 15, 2006. Interest on the Notes will be payable semiannually on May 15 and November 15 of each year, commencing May 15, 1997, to the persons in whose names the Notes are registered at the close of business on the preceding April 30 or October 31, respectively. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

    Principal of and interest on the Notes will be payable at the office or agency of TAP to be maintained in the Borough of Manhattan, The City of New York, initially at the Corporate Trust Office of the Trustee, 111 Wall Street, Fifth Floor, New York, New York; provided, however, that at the option of TAP, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register of holders of Notes. Notwithstanding the foregoing, payments of principal of and interest on Book-Entry Notes will be made as described below.

    The Notes will constitute unsecured senior indebtedness of TAP, ranking pari passu with TAP's obligations under all other unsubordinated unsecured indebtedness, including borrowings under the Credit Agreement, and senior in right of payment to all existing and future subordinated indebtedness of TAP. At September 30, 1996, TAP had outstanding $1.288 billion of unsecured senior indebtedness. At November 12, 1996, TAP has no indebtedness outstanding that ranks senior to the indebtedness to be evidenced by the Notes nor does it have outstanding any borrowings under the Credit Agreement. Because the assets of its subsidiaries constitute effectively all of the assets of TAP, and because the subsidiaries do not guarantee payment of principal of and interest on the Notes, claims of holders of Notes effectively will be subordinated to the claims of creditors of such subsidiaries. At September 30, 1996, TAP's subsidiaries had on a combined basis $35 million of indebtedness and $42.573 billion of total liabilities excluding indebtedness.

    A change of control of TAP involving Travelers Group failing to own and control, directly or indirectly, more than 50% of the combined voting power of the outstanding Common Stock of TAP constitutes an event of default under the Credit Agreement, allowing the lenders thereunder to declare all amounts immediately due and payable. In addition, upon a change of control of Travelers Group involving the acquisition of more than 35% of Travelers Group's voting stock by any person or group (other than employee benefit plans or subsidiaries or senior executive officers or directors of Travelers Group) or a majority of Travelers Group's board of directors ceasing during any 36-month period to be continuing directors, any lender may withdraw from the Credit Agreement and have its loans repaid. The Notes do not contain any change of control provisions. Therefore, in the event indebtedness under the Credit Agreement is accelerated upon a change of control of TAP or of Travelers Group as described above, such indebtedness would be payable prior to the indebtedness under the Notes. See "Certain Indebtedness--Bank Debt" in the accompanying Prospectus.

    The occurrence of a default in payment of any debt of TAP that results from borrowings in excess of $50 million or any interest thereon for a period longer than the specified period of grace, which default shall have resulted in acceleration of the maturity of such debt without such acceleration having been rescinded after due notice to TAP of such default, constitutes an event of default under the Indenture with respect to the Notes, allowing the Trustee or Holders of at least 25% in principal amount of the outstanding Notes to declare the Notes to be immediately due and payable. See "Description of Securities" in the accompanying Prospectus.

    The Indenture permits the defeasance of debt securities issued thereunder upon the satisfaction of the conditions described under "Description of Securities--Defeasance and Discharge" in the accompanying Prospectus. The Notes are subject to these defeasance provisions.

BOOK-ENTRY NOTES

    The Notes initially will be issued in the form of one or more Book-Entry Notes, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, Book-Entry Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

    Principal and interest payments on the Notes represented by one or more Book-Entry Notes will be made by TAP to DTC or its nominee, as the case may be, as the registered owner of the related Book-Entry Note or Notes. TAP expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of Book-Entry Notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Book-Entry Notes as shown on the records of DTC. Neither TAP nor the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of Book-Entry Notes, or for maintaining, supervising or reviewing any records relating to such beneficial interests. TAP also expects that payments by participants to owners of beneficial interests in Book-Entry Notes held through such participants will be governed by standing customer instructions and customary practices, as is the case with securities registered in "street name." Such instructions will be the responsibility of such participants.

    If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by TAP within 90 days, TAP will issue Notes in certificated form in exchange for beneficial interests in the Book-Entry Notes. In addition, TAP may at any time determine not to have its Notes represented by one or more Book-Entry Notes, and, in such event, will issue Notes in certificated form in exchange for beneficial interests in Book-Entry Notes. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by TAP in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of DTC, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds.

                                  UNDERWRITING

    Under the terms and subject to the conditions in the Terms Agreement dated November 12, 1996, which incorporates by reference the Underwriting Agreement Basic Provisions dated April 23, 1996 (together, the "Underwriting Agreement"), each Underwriter named below (collectively, the "Underwriters") has severally agreed to purchase from TAP, and TAP has agreed to sell to such Underwriter, the principal amount of Notes set forth opposite the name of such Underwriter below.

UNDERWRITER                                                                              PRINCIPAL AMOUNT
--------------------------------------------------------------------------------------   ----------------
Smith Barney Inc......................................................................     $ 75,000,000
UBS Securities LLC....................................................................       75,000,000
                                                                                         ----------------
      Total...........................................................................     $150,000,000
                                                                                         ----------------
                                                                                         ----------------

    The Underwriters are obligated to take and pay for all of the Notes if any are taken. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

    The Underwriters have advised TAP that they propose initially to offer the Notes to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at a price that represents a concession not in excess of .250% of the principal amount of the Notes under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .150% of the principal amount to certain other dealers. After the initial offering, the public offering price and such concessions may be changed by the Underwriters.

    The Underwriting Agreement provides that TAP will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to make certain contributions in respect thereof.

    TAP does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

    Smith Barney is an indirect wholly owned subsidiary of Travelers Group and an affiliate of TAP. The offering of the Notes will comply with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD") regarding a NASD member firm's underwriting securities of an affiliate. Certain of the Underwriters and their affiliates have in the past provided, and may in the future provide, investment and/or commercial banking services to Travelers Group and certain of its subsidiaries, including TAP, in the ordinary course of business.

    James Dimon, a Director of TAP, is Chairman of the Board, Chief Executive Officer and a member of the executive committee of Smith Barney and is also a Director, Chief Executive Officer and Chairman of the Board of Smith Barney Holdings Inc., the immediate parent company of Smith Barney. See "Management" in the accompanying Prospectus. Smith Barney acted as financial advisor to TIGI in connection with the Acquisition.

    This Prospectus Supplement together with an applicable Prospectus may also be used by Smith Barney in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Smith Barney may act as principal or agent in such transactions. Smith Barney has no obligation to make a market in any of the Notes and may discontinue any market-making activities at any time without notice, at its sole discretion.

                                 LEGAL MATTERS

    The validity of the Notes will be passed upon for TAP by James M. Michener, General Counsel of TAP, Hartford, Connecticut and for the Underwriters by Dewey Ballantine, New York, New York. Mr. Michener, Senior Vice President, General Counsel and Secretary of TAP, beneficially owns, or has rights to require under Travelers Group employee benefit plans, an aggregate of less than 1% of the common stock of Travelers Group. Mr. Michener owns less than 1% of the Common stock of TAP. Dewey Ballantine has from time to time acted as counsel for Travelers Group and certain of its subsidiaries and may do so in the future.

                                    EXPERTS

    The consolidated financial statements and financial statement schedules of TAP and its subsidiaries, as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, included in the accompanying Prospectus and elsewhere in the Registration Statement, have been included therein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere therein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements of TAP and its subsidiaries refers to a change in the method of accounting for certain investments in debt and equity securities in 1994.

    The combined financial statements of Aetna P&C, as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, included in the accompanying Prospectus and elsewhere in the Registration Statement, have been included therein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere therein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 combined financial statements of Aetna P&C refers to changes to the methods of accounting for certain investments in debt and equity securities, workers' compensation life table indemnity reserves and retrospectively rated reinsurance contracts in 1993.

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    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TRAVELERS/AETNA PROPERTY CASUALTY CORP. OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TRAVELERS/AETNA PROPERTY CASUALTY CORP. SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
        PROSPECTUS SUPPLEMENT
Summary...............................    S-3
Recent History........................    S-6
Use of Proceeds.......................    S-7
Ratio of Earnings to Fixed Charges....    S-8
Capitalization........................    S-9
Description of Notes..................   S-10
Underwriting..........................   S-12
Legal Matters.........................   S-13
Experts...............................   S-13
              PROSPECTUS
Available Information.................      2
Incorporation of Certain Documents by
  Reference...........................      3
Prospectus Summary....................      4
Risk Factors..........................     13
Recent History........................     22
Use of Proceeds.......................     22
Capitalization........................     23
Unaudited Pro Forma Financial
 Information..........................     24
Selected Historical Financial
 Information..........................     30
Recent Operating Results..............     31
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations........................     32
Business..............................     58
Management............................     91
Ownership of Common Stock.............    104
Certain Transactions..................    105
Description of Capital Stock..........    111
Certain Indebtedness..................    117
Description of Securities.............    119
Plan of Distribution..................    125
ERISA Matters.........................    126
Legal Matters.........................    126
Experts...............................    126
Glossary of Selected Insurance
 Terms................................    G-1
Index to Financial Statements.........    F-1

                                  $150,000,000


                     TRAVELERS/AETNA PROPERTY CASUALTY CORP.
                                    [LOGO]


                       6 3/4% NOTES DUE NOVEMBER 15, 2006





                                   ---------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER 12, 1996


                             (INCLUDING PROSPECTUS
                             DATED APRIL 23, 1996)

                                   ---------

                                Smith Barney Inc.

                                 UBS Securities
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